UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 31, 2017

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA,

LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	31 August 2017

Release Number	27/17

BHP announces increased Offer Cap in U.S. bond repurchase plan

BHP Billiton Finance (USA) Limited (the Company), a wholly-owned subsidiary of BHP Billiton Limited, today announced the Offer Cap for the tender offers for its US$529,978,000 3.250% Senior Notes due 2021, its US$859,938,000 2.875% Senior Notes due 2022 and its US$1,500,000,000 3.850% Senior Notes due 2023 (the Tender Offers).

The Offer Cap amount is an aggregate purchase price (excluding accrued and unpaid interest) of the global aggregate cap less the aggregate purchase price (excluding accrued and unpaid interest) of the notes validly tendered and accepted for purchase in the previously announced tender offers for notes outstanding under BHP’s Euro Medium Term Note Programme (the Euro Tender Offers).

BHP will spend US$1,941,124,380.13 purchasing notes under the Euro Tender Offers.

Following the strong participation in the Euro Tender Offers, BHP is pleased to announce that it has increased the global aggregate cap from US$2,500,000,000 to US$2,941,124,380.13. The Offer Cap amount for the repurchase of Notes in the Tender Offers is therefore US$1,000,000,000.

The Tender Offers have been made pursuant to the terms and conditions set forth in the offer to purchase, dated 21 August 2017 (the Offer to Purchase). Terms not defined in this announcement have the meanings given to them in the Offer to Purchase.

Legal Notices

This announcement is for informational purposes only and is not an offer to purchase, a solicitation of an offer to purchase or a solicitation of consents with respect to any securities. This announcement does not describe all the material terms of the Tender Offers and no decision should be made by any Holder on the basis of this announcement. The terms and conditions of the Tender Offers are described in the Offer to Purchase. This announcement must be read in conjunction with the Offer to Purchase. The Offer to Purchase contains important information which should be read carefully before any decision is made with respect to the Tender Offers. If any Holder is in any doubt as to the contents of this announcement, or the Offer to Purchase, or the action it should take, it is recommended to seek its own financial and legal advice, including in respect of any tax consequences, immediately from its stockbroker, bank manager, solicitor, accountant or other independent financial, tax or legal adviser. Any individual or company whose Notes are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee must contact such entity if it wishes to tender such Notes pursuant to the Tender Offers.

None of the Company, the Guarantors, the Dealer Managers or their affiliates, their respective boards of directors, the Tender and Information Agent, the Notes trustee or any of their respective affiliates makes any recommendation, or has expressed an opinion, as to whether or not Holders should tender their Notes, or refrain from doing so, pursuant to the Tender Offers. Each Holder should make its own decision as to whether to tender its Notes and if so, the principal amount of the Notes to tender.

The Company has not filed this announcement or the Offer to Purchase with, and they have not been reviewed by, any federal or state securities commission or regulatory authority of any country. No authority has passed upon the accuracy or adequacy of the Tender Offers, and it is unlawful and may be a criminal offense to make any representation to the contrary.

The Offer to Purchase does not constitute an offer to purchase Notes in any jurisdiction in which, or to or from any person to or from whom, it is unlawful to make such offer under applicable securities or blue sky laws. The distribution of the Offer to Purchase in certain jurisdictions is restricted by law. Persons into whose possession the Offer to Purchase comes are required by each of the Company, the Guarantors, the Dealer Managers and the Tender and Information Agent to inform themselves about, and to observe, any such restrictions.

United Kingdom. The communication of the Offer to Purchase and any other documents or materials relating to the Tender Offers is not being made by, and such documents and/or materials have not been approved, by an authorized person for the purposes of section 21 of the Financial Services and Markets Act 2000, as amended. Accordingly, the Offer to Purchase and such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of the Offer to Purchase and such documents and/or materials as a financial promotion is only being directed at and made to (i) persons who are outside the United Kingdom, (ii) investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (Financial Promotion Order)), (iii) high net worth entities and other parties falling within Article 49(2)(a) to (d) of the Financial Promotion Order, or (iv) any other persons to whom it may otherwise lawfully be communicated (all such persons together being referred to as Relevant Persons) and the transactions contemplated herein will be available only to, and engaged in only with, Relevant Persons. Any person who is not a Relevant Person should not act on or rely on the Offer to Purchase or any of its contents.

Australia. No prospectus or other disclosure document (as defined in the Corporations Act 2001 (Cth) (“Corporations Act”)) in relation to the Tender Offers has been or will be lodged with the Australian Securities and Investments Commission (“ASIC”) or any other regulatory authority in Australia and this Offer to Purchase does not comply with Division 5A of Part 7.9 of the Corporations Act. In addition:

•	no offers or applications will be made or invited for the purchase of any and all Notes in Australia (including an offer or invitation which is received by a person in Australia); and

•	the Offer to Purchase and any other offering material or advertisement relating to any and all Notes will not be distributed or published in Australia, unless (i) such action complies with all applicable laws, directives and regulations (including, without limitation, the licensing requirements set out in Chapter 7 of the Corporations Act); (ii) such action does not require any document to be lodged with ASIC or any other regulatory authority in Australia; and (iii) the offer or invitation is made in circumstances specified in Corporations Regulation 7.9.97.

If you are a resident of Australia, you have been sent the Offer to Purchase on the basis that you are a wholesale client for the purposes of Section 761G of the Corporations Act or otherwise a person to whom disclosure is not required under Part 6D.2 or Chapter 7 of the Corporations Act.

The Global Coordinators and Lead Dealer Managers for the Tender Offers are:

Deutsche Bank Securities	UBS Investment Bank
60 Wall Street, 2nd Floor	5 Broadgate
New York, New York 10005 USA Attn: Liability Management Group Collect: +1 (212) 250-2955 U.S. Toll-Free:+1 (866) 627-0391	London EC2M 2QS United Kingdom Attn: Liability Management Group Collect: +1 (203) 719-4210 U.S. Toll-Free: +1 (888) 719-4210 In Europe: +44 20 7568 2133 Email: ol-liabilitymanagement-eu@ubs.com

The Lead Dealer Managers for the Tender Offers are:

J.P. Morgan	MUFG
383 Madison Avenue New York, New York 10179 USA Attn: Liability Management Group Collect: +1 (212) 834-8553 U.S. Toll-Free: +1 (866) 834-4666 Email: JPM_LM@jpmorgan.com

1221 Avenue of the Americas, 6th Floor

New York, New York 10020

USA

Attn: Liability Management

U.S.: +1 (212) 405-7481

U.S. Toll-Free: +1 (877) 744-4532

Int’l: +44 20 7577 4048/4218

Email: DCM-LM@int.sc.mufg.jp

The Co-Dealer Managers for the Tender Offers are:

BBVA	Mizuho Securities	SMBC Nikko
1345 Avenue of the	320 Park Avenue	277 Park Avenue
Americas, 44th Floor	New York, New York 10022	New York, New York 10172
New York, New York 10105	USA	USA
USA

The Tender and Information Agent for the Tender Offers is:

Global Bondholders Services Corporation

65 Broadway – Suite 404

New York, New York 10006

Attention: Corporate Actions

Bank and Brokers Call Collect: (212) 430-3774

All Others Please Call Toll-Free: (866) 470-3800

Fax: (212) 430-3775 or (212) 430-3779

Further information on BHP can be found at: bhp.com

Media Relations	Investor Relations

Email: media.relations@bhpbilliton.com	Email: investor.relations@bhpbilliton.com

Australia and Asia	Australia and Asia

Ben Pratt	Tara Dines
Tel: +61 3 9609 3672 Mobile: +61 419 968 734	Tel: +61 3 9609 2222 Mobile: +61 499 249 005

Fiona Hadley	Andrew Gunn
Tel: +61 3 9609 2211 Mobile: +61 427 777 908	Tel: +61 3 9609 3575 Mobile: +61 402 087 354

United Kingdom and South Africa	United Kingdom and South Africa

Neil Burrows	Rob Clifford
Tel: +44 20 7802 7484 Mobile: +44 7786 661 683	Tel: +44 20 7802 4131 Mobile: +44 7788 308 844

North America	Elisa Morniroli
Tel: +44 20 7802 7611 Mobile: +44 7825 926 646
Bronwyn Wilkinson
Mobile: +1 604 340 8753	Americas

Judy Dane	James Wear
Tel: +1 713 961 8283 Mobile: +1 713 299 5342	Tel: +1 713 993 3737 Mobile: +1 347 882 3011

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
LEI WZE1WSENV6JSZFK0JC28	LEI 549300C116EOWV835768
Registered in Australia	Registered in England and Wales
Registered Office: Level 18, 171 Collins Street	Registered Office: Nova South, 160 Victoria Street
Melbourne Victoria 3000 Australia	London SW1E 5LB United Kingdom
Tel +61 1300 55 4757 Fax +61 3 9609 3015	Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Group which

is headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date:	August 31, 2017	By:	/s/ Rachel Agnew
		Name:	Rachel Agnew
		Title:	Company Secretary